Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 17 DATED NOVEMBER 9, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012 and supplement no. 16 dated November 6, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information regarding our indebtedness;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended September 30, 2012; and

•	our unaudited financial statements and the notes thereto as of and for the period ended September 30, 2012.
Indebtedness
As of September 30, 2012, we had $31.6 million of mortgage debt outstanding. As of September 30, 2012, our borrowings and other liabilities were approximately 10% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated balance sheets as of September 30, 2012 and December 31, 2011, the related consolidated statements of stockholders' equity for the year ended December 31, 2011 and the nine months ended September 30, 2012 and the related consolidated statements of operations, comprehensive loss and cash flows for the nine months ended September 30, 2012 and 2011, all included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2011 and 2010, the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2011, 2010 and 2009 and the accompanying financial statement schedules, all included in our Annual Report on Form 10-K and incorporated by reference into the prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.
Overview
We were formed on October 8, 2008 as a Maryland corporation, elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010 and intend to continue to operate in such manner. On January 8, 2009, we filed a registration statement on Form S‑11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on November 20, 2009 and we retained KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of this offering pursuant to a dealer manager agreement. We will cease offering shares of our common stock on November 14, 2012, but we will continue to complete subscription processing procedures until November 20, 2012, as set forth in this prospectus.

We intend to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of real estate‑related loans, opportunistic real estate, real estate‑related debt securities and other real estate‑related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, our acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, commercial mortgage backed securities (“CMBS”) and other opportunistic real estate-related assets. We may also invest in entities that make similar investments. As of September 30, 2012, we owned six office properties, one office campus consisting of nine buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land, four CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture.
KBS Capital Advisors LLC is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of investments. KBS Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. KBS Capital Advisors will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.
Through September 30, 2012, we had sold 40,666,009 shares of common stock for gross offering proceeds of $403.1 million, including 1,329,513 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $12.6 million. Also as of September 30, 2012, we had redeemed 61,828 of the shares sold in this offering for $0.6 million. Additionally, on December 29, 2011, we issued 220,994 shares of common stock for $2.0 million in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.
Market Outlook – Real Estate and Real Estate Finance Markets
Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall economic health of consumers, businesses, and governments. Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, Standard and Poor's (“S&P”) downgraded the credit rating of the United States to AA+ from AAA. Moody's and S&P have downgraded the credit ratings of a number of European governments including those of France, Italy, Spain, Portugal and Greece and have placed the UK and Germany on negative watch. These events have led to increased volatility in the capital markets.
In this economic environment the role of the government-controlled central banks in the global capital markets has increased significantly. In the fall of 2008 and through 2012, the U.S. government initiated a number of financial programs designed to provide financial institutions and the auto industry with the capital needed to survive the economic crisis. These programs included the Troubled Asset Relief Program, the Legacy Securities Public Private Investment Program, several rounds of what is known as “quantitative easing” and the maturity extension program known as “Operation Twist.” Together these programs have provided unprecedented levels of capital to the financial markets and have pushed interest rates and the cost of debt to historical lows.
Currently the health of the global capital markets remains a concern. The U.S. banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are adequately capitalized. The credit downgrade of the United States has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The U.S. Federal Reserve has taken a number of actions to ensure that banks have adequate access to the capital markets, but the continued slump in the values of the single family home market remains a material concern.
In Europe, the unresolved sovereign debt crisis remains a concern. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global banking system is a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of risks. In response to the growing crisis some nations have experienced a significant increase in the cost of capital. In some cases the increase in the cost of debt has pushed nations to the brink of default on their debt obligations.

From 2008 through 2011, the financial crisis and global economic downturn caused transaction volumes in the U.S. commercial real estate market to experience a sharp decline. While high-quality assets in primary (top-tier) markets experienced some transaction volume, most markets remained illiquid, with little or no buying or selling. Uncertainty in areas such as the cost of capital and the ability to hedge asset risks produced enough friction to bring transaction volumes down. In 2012, however, the economic stimulus provided by the Federal Reserve programs and an increased demand for U.S.-based assets began to fuel the U.S. commercial real estate market. Transaction volumes have rebounded and the re-emergence of the CMBS market and the availability of debt capital have spurred on the growing recovery.
Despite the positive developments referenced above, the outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally based growth industries such as technology, energy and health care. The capital markets also have an impact on these trends. Lending activity increased in 2012, but market volatility has increased caution among lenders. The availability of residential mortgage financing is still constrained and remains a drag on the economic recovery.
Despite improved access to capital for some companies, the aforementioned economic conditions have continued to impact the capital markets. Global government interventions in the banking system and the persistence of a highly expansionary monetary policy by the U.S. Treasury have introduced additional complexity and uncertainty to the markets. The U.S. government's recent introduction of additional regulation to the financial markets, including the banking, insurance and brokerage sectors, has resulted in general uncertainty as to the long-term impact on these markets and on the economy as a whole. Adding to this uncertainty are increased disclosure requirements and changes to accounting principles involving the valuation of investments. These conditions are expected to continue and, combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.
Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations.  We will obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of this offering, including our dividend reinvestment plan, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.  To date, we have had three primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering;

•	Debt financing; and

•	Cash flow generated by our real estate and real estate-related investments.
On April 19, 2010, we broke escrow in this offering and through September 30, 2012, we had sold 40,666,009 shares of common stock for gross offering proceeds of $403.1 million, including 1,329,513 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $12.6 million. We will cease offering shares of common stock in our primary offering on November 14, 2012; however, we will continue to offer shares under our dividend reinvestment plan after November 14, 2012. To date, we have invested a portion of the proceeds from this offering in real estate and real estate-related assets and we anticipate making several more investments in the future. We intend to use our cash on hand, cash flow generated by our real estate operations and real estate-related investments, proceeds from our dividend reinvestment plan and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity.
Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses.  Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures.  As of September 30, 2012, our real estate investments were 45% occupied.
Our real estate-related debt securities generate cash flow in the form of interest income. Cash flows from operations from our real estate-related debt securities are primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments.

Investments in performing real estate-related loans generate cash flow in the form of interest income.  Investments in non‑performing real estate-related loans may or may not generate cash flow.  Cash flow from operations under our real estate‑related loans is primarily dependent on the operating performance of the underlying collateral and the borrowers’ ability to make their debt service payments.  As of September 30, 2012, we owned two real estate loans receivable, including one non‑performing real estate loan receivable. We do not expect non-performing mortgages to perform in accordance with their contractual terms including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity dates.  As such, we explore various strategies including, but not limited to, one or more of the following: (i) negotiating with the borrowers for a reduced payoff, (ii) restructuring the terms of the loans and (iii) enforcing our rights as lenders under these loans and foreclosing on the collateral securing the loans.  We believe that one or more of these potential courses of action will at some point result in positive cash flow to us.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the Conflicts Committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended September 30, 2012 exceeded the charter imposed limitation; however, the Conflicts Committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
We have elected to be taxed as a REIT and we intend to operate as a REIT. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.
For the nine months ended September 30, 2012, our cash needs for acquisitions, capital expenditures and debt service were met with proceeds from this offering and debt financing. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments and proceeds from this offering. Distributions to our stockholders during the nine months ended September 30, 2012 were funded from gains resulting from the dispositions of real estate properties and debt financings.
Cash Flows from Operating Activities
We commenced operations with the acquisition of our first real estate investment on August 2, 2010. As of September 30, 2012, we owned six office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land, four CMBS investments, two real estate loans receivable and one investment in an unconsolidated joint venture. During the nine months ended September 30, 2012, net cash used in operating activities was $1.8 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2012 for an entire period, leasing additional space that is currently unoccupied, anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate and the potential cash flow from our non-performing real estate related investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $142.2 million for the nine months ended September 30, 2012 and primarily consisted of the following:

•	Acquisition of an office campus consisting of nine office buildings and the acquisition of another office building for an aggregate purchase price of $95.5 million;

•	Acquisition/origination of three real estate loans receivable of $78.4 million;

•	Principal repayments on real estate securities of $33.9 million;

•	Net investment in an unconsolidated joint venture of $7.9 million;

•	Proceeds from the early payoff of a real estate loan receivable of $7.9 million;

•	Improvements to real estate of $4.0 million; and

•	Proceeds from the sale of real estate of $1.8 million.

Cash Flows from Financing Activities
Net cash provided by financing activities was $123.8 million for the nine months ended September 30, 2012 and consisted primarily of the following:

•	$158.5 million of cash provided by offering proceeds from this offering, net of payments of selling commissions, dealer manager fees and other organization and offering expenses of $18.5 million;

•	$30.2 million of payments on CMBS repurchase agreements and $2.9 million of payments on notes payable;

•	$4.3 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $8.5 million;

•	$2.1 million of cash provided by proceeds from notes payable;

•	$1.2 million of noncontrolling interests contributions; and

•	$0.5 million of payments made to redeem shares of common stock.
In order to execute our investment strategy, we utilize secured debt, and to the extent available, may utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of this offering, we expect our debt financing will be 50% or less of the cost of our investments, although it may exceed this level during our offering stage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of September 30, 2012, our borrowings and other liabilities were approximately 10% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, our dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of this offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans).
The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of September 30, 2012 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2012	2013 - 2014	2015 - 2016	Thereafter
Outstanding debt obligations (1)	$31,576	$—	$—	$31,576	$—
Interest payments on outstanding debt obligations (2)	6,250	497	3,947	1,806	—
_____________________
(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at September 30, 2012. We incurred interest expense of $1.7 million, excluding amortization of deferred financing costs of $0.2 million, for the nine months ended September 30, 2012.

Results of Operations
As of September 30, 2011, we owned five office properties and one industrial/flex property. As of September 30, 2012, we owned six office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land, four CMBS investments, one performing first mortgage loan, one non-performing first mortgage loan and one investment in an unconsolidated joint venture. Our results of operations for the three and nine months ended September 30, 2012 may not be indicative of those in future periods as the occupancy in our properties has not been stabilized. As of September 30, 2012, the portfolio was approximately 45% occupied. However, due to the short outstanding weighted-average lease term in the portfolio of less than three years, we do not put significant emphasis on quarterly changes in occupancy (positive or negative) in the short run. Our underwriting and valuations are generally more sensitive to “terminal values” that may be realized upon the disposition of the assets in the portfolio and less sensitive to ongoing cash flows generated by the portfolio in the years leading up to an eventual sale. There are no guarantees that occupancies of our assets will increase, or that we will recognize a gain on the sale of our assets. We funded the acquisitions of these investments with proceeds from this offering and debt financing. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments. Our income and expenses will also depend on the outcome of our recovery strategies for our non-performing first mortgage loan.
Comparison of the three months ended September 30, 2012 versus the three months ended September 30, 2011
Rental income and tenant reimbursements increased from $1.1 million and $0.1 million, respectively, for the three months ended September 30, 2011 to $3.7 million and $0.5 million, respectively, for the three months ended September 30, 2012, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired during 2012 for an entire period, leasing additional space and anticipated future acquisitions of real estate.
Interest income from our real estate loans receivable increased from $32,000 for the three months ended September 30, 2011 to $0.2 million for the three months ended September 30, 2012, primarily as a result of the growth in our real estate loans receivable portfolio. We expect interest income to increase in future periods as a result of owning the real estate loans receivable acquired during 2012 for an entire period and anticipated future acquisitions of real estate loans receivable.  Interest income from non-performing loans may vary from period to period, based on the ability of the borrowers to make interest payments.
Interest income from our real estate securities was $0.2 million for the three months ended September 30, 2012. As of September 30, 2011, we had not made any investments in real estate securities. We expect interest income from our real estate securities to vary in future periods based upon acquisition activity and principal balances outstanding under our real estate securities.
Property operating costs and real estate taxes and insurance increased from $1.0 million and $0.3 million, respectively, for the three months ended September 30, 2011 to $2.4 million and $0.6 million, respectively, for the three months ended September 30, 2012, primarily as a result of the growth in our real estate portfolio. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of real estate.
Asset management fees increased from $0.1 million for the three months ended September 30, 2011 to $0.5 million for the three months ended September 30, 2012, primarily as a result of the growth in our investment portfolio. We expect asset management fees to increase in future periods as a result of owning the assets acquired in 2012 for an entire period and anticipated future acquisitions. All asset management fees incurred as of September 30, 2012 have been paid.
Costs and expenses related to the foreclosure of real estate loans receivable for the three months ended September 30, 2011 totaled $0.1 million. We did not foreclose on any of our real estate loans receivable during the three months ended September 30, 2012, and therefore, did not incur any foreclosure costs and expenses. We expect costs and expenses related to the foreclosure of loans receivable to vary in future periods based upon foreclosure activity.
General and administrative expenses increased from $0.5 million for the three months ended September 30, 2011 to $0.6 million for the three months ended September 30, 2012, primarily as a result of the growth in our investment portfolio. General and administrative costs consisted primarily of legal fees, transfer agent fees, insurance premiums, professional fees and independent director fees. We expect general and administrative costs to increase in future periods as we acquire additional investments, but we expect such costs to decrease as a percentage of total revenue.
Depreciation and amortization increased from $0.9 million for the three months ended September 30, 2011 to $2.9 million for the three months ended September 30, 2012, due to the growth of our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of real estate.

Interest expense increased from $28,000 for the three months ended September 30, 2011 to $0.6 million for the three months ended September 30, 2012. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Total other income increased from $45,000 for the three months ended September 30, 2011 to $0.5 million for the three months ended September 30, 2012, primarily due to a gain from the early payoff of a real estate loan receivable of $0.4 million and income from an unconsolidated joint venture of $0.1 million recognized during the three months ended September 30, 2012.
Comparison of the nine months ended September 30, 2012 versus the nine months ended September 30, 2011
Rental income and tenant reimbursements increased from $1.7 million and $0.1 million, respectively, for the nine months ended September 30, 2011 to $9.3 million and $1.1 million, respectively, for the nine months ended September 30, 2012, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired during 2012 for an entire period, leasing additional space and anticipated future acquisitions of real estate.
Interest income from our real estate loans receivable decreased from $0.3 million for the nine months ended September 30, 2011 to $0.2 million for the nine months ended September 30, 2012, primarily as a result of not owning the assets acquired during 2012 for an entire period and the foreclosure upon the properties that secured the real estate loans receivable we owned during 2011. We expect interest income to increase in future periods as a result of owning the real estate loans receivable acquired during 2012 for an entire period and anticipated future acquisitions of real estate-related loans receivable.  Interest income from non-performing loans may vary from period to period, based on the ability of the borrowers to make interest payments.
Interest income from our real estate securities was $0.9 million for the nine months ended September 30, 2012. As of September 30, 2011, we had not made any investments in real estate securities. We expect interest income from our real estate securities to vary in future periods based upon acquisition activity and principal balances outstanding under our real estate securities.
Property operating costs and real estate taxes and insurance increased from $1.5 million and $0.5 million, respectively, for the nine months ended September 30, 2011 to $5.5 million and $1.7 million, respectively, for the nine months ended September 30, 2012, primarily as a result of the growth in our real estate portfolio. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of real estate.
Asset management fees increased from $0.2 million for the nine months ended September 30, 2011 to $1.1 million for the nine months ended September 30, 2012, primarily as a result of the growth in our investment portfolio. We expect asset management fees to increase in future periods as a result of owning the assets acquired in 2012 for an entire period and anticipated future acquisitions. All asset management fees incurred as of September 30, 2012 have been paid.
Costs and expenses related to the foreclosure of real estate loans receivable for the nine months ended September 30, 2011 totaled $0.9 million. We did not foreclose on any of our real estate loans receivable during the nine months ended September 30, 2012, and, therefore, did not incur any foreclosure costs and expenses. We expect costs and expenses related to the foreclosure of loans receivable to vary in future periods based upon foreclosure activity.
General and administrative expenses increased from $1.4 million for the nine months ended September 30, 2011 to $2.4 million for the nine months ended September 30, 2012, primarily as a result of the growth in our investment portfolio. General and administrative costs consisted primarily of legal fees, transfer agent fees, insurance premiums, professional fees and independent director fees. We expect general and administrative costs to increase in future periods as we acquire additional investments, but we expect such costs to decrease as a percentage of total revenue.
Depreciation and amortization increased from $1.7 million for the nine months ended September 30, 2011 to $6.4 million for the nine months ended September 30, 2012, due to the growth of our real estate portfolio. We expect depreciation and amortization to increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of real estate.
Interest expense increased from $28,000 for the nine months ended September 30, 2011 to $1.9 million for the nine months ended September 30, 2012. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

Total other income increased from $0.1 million for the nine months ended September 30, 2011 to $1.1 million for the nine months ended September 30, 2012, primarily due to a gain on extinguishment of debt of $0.6 million, a gain on early payoff of a real estate loan receivable of $0.4 million and income from an unconsolidated joint venture of $0.1 million recognized during the nine months ended September 30, 2012.
Income from discontinued operations was $0.6 million for the nine months ended September 30, 2012 due to gains on the sale of real estate.
Organization and Offering Costs
Organization and offering costs (other than selling commissions and dealer manager fees) of the primary offering may be paid by our advisor, our dealer manager or their affiliates on our behalf and they may continue to pay these costs on our behalf with respect to the offering under our dividend reinvestment plan. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
We reimburse our advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts we spent on organization and offering expenses, does not exceed 15% of the gross proceeds of our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of the primary offering and at the termination of the offering under the dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering.
We reimburse our dealer manager for underwriting compensation, provided that within 30 days after the end of the month in which our primary offering terminates, our dealer manager must reimburse us to the extent that our reimbursements cause total underwriting compensation for this offering to exceed 10% of the gross offering proceeds from this offering. We also pay directly or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers. However, no reimbursements made by us to our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement.
As of September 30, 2012, selling commissions, dealer manager fees, and organization and other offering costs were 11% of gross offering proceeds. Through September 30, 2012, including shares issued through our dividend reinvestment plan, we had sold 40,666,009 shares for gross offering proceeds of $403.1 million, and recorded organization and other offering costs of $9.5 million and combined selling commissions and dealer manager fees of $34.5 million.
We will cease offering shares of common stock in our primary offering on November 14, 2012, but will continue to complete subscription processing procedures until November 20, 2012, as set forth in this prospectus. We may continue to sell shares under the dividend reinvestment plan after November 20, 2012 until we have sold all the shares available to be sold under the plan.
Distributions
Distributions declared, distributions paid and cash flows from operations were as follows for the first, second and third quarter of 2012 (in thousands, except per share amounts):

	Distributions Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows From (Used In) Operations	Source of Distributions Paid
Period			Cash	Reinvested	Total		Amount Paid from Proceeds from Sale of Property/ Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2012	$547	$0.023	$183	$364	$547	$73	$547	/ 100%	$—	/ 0%
Second Quarter 2012	678	0.025	234	444	678	(733)	48	/ 7%	630	/ 93%
Third Quarter 2012	$11,660	0.352	3,924	7,736	11,660	(1,113)	—	/ 0%	11,660	/100%
	$12,885	$0.400	$4,341	$8,544	$12,885	$(1,773)	$595	/ 5%	$12,290	/ 95%

On February 13, 2012, our board of directors authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. We paid this distribution on February 17, 2012 and this was the only distribution declared for the first quarter of 2012. The distribution made in the first quarter of 2012 was made in connection with our disposition of 10564 Industrial Avenue in Roseville, California.  The aggregate authorized distribution to our stockholders is approximately equal to the gain resulting from this disposition and was funded with proceeds from this disposition.
On April 16, 2012, our board of directors authorized a distribution in the amount of $0.025 per share of common stock to stockholders of record as of the close of business on April 16, 2012. We paid this distribution on April 30, 2012 and this was the only distribution declared or paid in the second quarter of 2012. The distribution made in the second quarter of 2012 was made in connection with a gain on extinguishment of debt, the disposition of partially improved land in Roseville, California and an increased valuation of our real estate assets.  The distribution was funded with proceeds from the disposition of partially improved land in Roseville, California and debt financing.
On July 20, 2012, our board of directors authorized a distribution in the amount of $0.35190663 per share of common stock to stockholders of record as of the close of business on July 20, 2012. We paid this distribution on July 31, 2012 and this was the only distribution declared or paid in the third quarter of 2012. This distribution was made in connection with an estimated appreciation in the value of the assets in our portfolio after acquisition or subsequent to the time we have taken control of the assets. With respect to the non-performing assets that we acquire, we believe that within a relatively short time period after acquisition or after taking control of such investments via foreclosure or deed-in-lieu proceedings, the assets often experience an increase in their value. The distribution was funded with debt financing.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments, gains on sales of assets, increases in the value of our assets after acquisition and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.
For the nine months ended September 30, 2012, we paid aggregate distributions of $12.9 million, including $4.3 million of distributions paid in cash and $8.5 million of distributions reinvested through our dividend reinvestment plan. Our net loss for the nine months ended September 30, 2012 was $7.2 million and cash flow used in operations was $1.8 million. Our cumulative distributions and net loss from inception through September 30, 2012 are $19.3 million and $17.0 million, respectively. We have funded our cumulative distributions, which includes net cash distributions and dividends reinvested by stockholders, with proceeds from debt financing of $18.7 million and proceeds from the disposition of property of $0.6 million (which amount is approximately equal to the gain resulting from the disposition). To the extent that we pay distributions from sources other than our cash flow from operations or gains from asset sales, we will have fewer funds available for investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.
Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC. There have been no significant changes to our policies during 2012; however, we did adopt Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05) for which we have now included the presentation of other comprehensive income (loss) as its own statement following the consolidated statement of operations. We have also added an accounting policy related to investments in unconsolidated joint ventures as follows:
Investments in Unconsolidated Joint Ventures
We account for unconsolidated joint venture entities in which we do not have the ability to exercise significant influence and have virtually no influence over partnership operating and financial policies under the cost method of accounting.  Under the cost method, income distributions from the partnership are recognized in other income.  Distributions that exceed our share of earnings are applied to reduce the carrying value of our investment and any capital contributions will increase the carrying value of our investment.  On a quarterly basis, we evaluate our investment in unconsolidated joint venture for other-than temporary impairments.  The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that would indicate a significant adverse effect on the fair value of the investment.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Real estate, net	$199,738	$107,752
Real estate loans receivable, net	71,034	—
Real estate securities ($0 and $46.4 million pledged under repurchase agreements as of September 30, 2012 and December 31, 2011, respectively)	24,213	58,602
Total real estate and real estate-related investments, net	294,985	166,354
Cash and cash equivalents	66,185	86,379
Investment in unconsolidated joint venture	7,926	—
Rents and other receivables, net	1,971	510
Above-market leases, net	2,960	2,846
Prepaid expenses and other assets	4,092	2,374
Total assets	$378,119	$258,463
Liabilities and stockholders’ equity
Notes payable and repurchase agreements:
Notes payable	$31,576	$33,002
Repurchase agreements on real estate securities	—	30,201
Total notes payable and repurchase agreements	31,576	63,203
Accounts payable and accrued liabilities	5,247	2,235
Due to affiliates	4	31
Below-market leases, net	262	437
Security deposits and other liabilities	1,290	722
Total liabilities	38,379	66,628
Commitments and contingencies (Note 13)
Redeemable common stock	13,293	5,291
Equity
KBS Strategic Opportunity REIT, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 40,845,175 and 22,214,815 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	408	222
Additional paid-in capital	347,118	188,817
Cumulative distributions and net losses	(35,844)	(15,968)
Accumulated other comprehensive gain (loss)	232	(46)
Total KBS Strategic Opportunity REIT, Inc. stockholders’ equity	311,914	173,025
Noncontrolling interests	14,533	13,519
Total equity	326,447	186,544
Total liabilities and stockholders’ equity	$378,119	$258,463
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues:
Rental income	$3,704	$1,086	$9,334	$1,670
Tenant reimbursements	510	54	1,051	137
Interest income from real estate loans receivable	231	32	231	311
Interest income from real estate securities	186	—	855	—
Other operating income	55	17	107	17
Total revenues	4,686	1,189	11,578	2,135
Expenses:
Operating, maintenance, and management	2,379	966	5,481	1,531
Real estate taxes and insurance	557	261	1,742	457
Asset management fees to affiliate	460	80	1,099	193
Real estate acquisition fees and expenses	371	268	388	268
Real estate acquisition fees to affiliate	960	52	1,040	52
Costs related to foreclosure of loans receivable	—	78	—	888
General and administrative expenses	598	524	2,445	1,420
Depreciation and amortization	2,939	924	6,350	1,719
Interest expense	572	28	1,918	28
Total expenses	8,836	3,181	20,463	6,556
Other income:
Other interest income	17	45	63	95
Gain from extinguishment of debt	—	—	581	—
Income from unconsolidated joint venture	116	—	116	—
Gain on early payoff of real estate loan receivable	359	—	359	—
Total other income	492	45	1,119	95
Loss from continuing operations	(3,658)	(1,947)	(7,766)	(4,326)
Discontinued operations:
Gain (loss) on sale of real estate	(2)	—	593	—
Total income from discontinued operations	(2)	—	593	—
Net loss	(3,660)	(1,947)	(7,173)	(4,326)
Net loss attributable to noncontrolling interests	161	103	182	103
Net loss attributable to common stockholders	$(3,499)	$(1,844)	$(6,991)	$(4,223)
Basic and diluted income (loss) per common share:
Continuing operations	$(0.10)	$(0.14)	$(0.26)	$(0.45)
Discontinued operations	—	—	0.02	—
Net loss per common share	$(0.10)	$(0.14)	$(0.24)	$(0.45)
Weighted-average number of common shares outstanding, basic and diluted	35,958,174	13,238,044	29,732,658	9,368,412
Distributions declared per common share	$0.352	$—	$0.400	$—
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net loss	$(3,660)	$(1,947)	$(7,173)	$(4,326)
Other comprehensive income:
Unrealized gain on real estate securities	118	—	278	—
Total other comprehensive income	118	—	278	—
Total comprehensive loss	(3,542)	(1,947)	(6,895)	(4,326)
Total comprehensive loss attributable to noncontrolling interests	161	103	182	103
Total comprehensive loss attributable to common stockholders	$(3,381)	$(1,844)	$(6,713)	$(4,223)
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2011 and the Nine Months Ended September 30, 2012 (unaudited)
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock
	Shares	Amounts
Balance, December 31, 2010	5,132,988	$52	$42,988	$(1,982)	$—	$41,058	$—	$41,058
Net loss	—	—	—	(7,581)	—	(7,581)	(218)	(7,799)
Other comprehensive loss	—	—	—	—	(46)	(46)	—	(46)
Issuance of common stock	17,085,827	171	168,995	—	—	169,166	—	169,166
Transfers to redeemable common stock	—	—	(5,291)	—	—	(5,291)	—	(5,291)
Redemptions of common stock	(4,000)	(1)	(39)	—	—	(40)	—	(40)
Distributions declared	—	—	—	(6,405)	—	(6,405)	—	(6,405)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(14,324)	—	—	(14,324)	—	(14,324)
Other offering costs	—	—	(3,512)	—	—	(3,512)	—	(3,512)
Noncontrolling interests contributions	—	—	—	—	—	—	13,737	13,737
Balance, December 31, 2011	22,214,815	$222	$188,817	$(15,968)	$(46)	$173,025	$13,519	$186,544
Net loss	—	—	—	(6,991)	—	(6,991)	(182)	(7,173)
Other comprehensive income	—	—	—	—	278	278	—	278
Issuance of common stock	18,688,188	187	185,394	—	—	185,581	—	185,581
Transfers to redeemable common stock	—	—	(8,002)	—	—	(8,002)	—	(8,002)
Redemptions of common stock	(57,828)	(1)	(541)	—	—	(542)	—	(542)
Distributions declared	—	—	—	(12,885)	—	(12,885)	—	(12,885)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(16,030)	—	—	(16,030)	—	(16,030)
Other offering costs	—	—	(2,520)	—	—	(2,520)	—	(2,520)
Noncontrolling interests contributions	—	—	—	—	—	—	1,220	1,220
Distribution to noncontrolling interest	—	—	—	—	—	—	(24)	(24)
Balance, September 30, 2012	40,845,175	$408	$347,118	$(35,844)	$232	$311,914	$14,533	$326,447
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2012	2011
Cash Flows from Operating Activities:
Net loss	$(7,173)	$(4,326)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,350	1,719
Non-cash interest income on real estate related investments	(124)	—
Gain on sale of real estate, net	(593)	—
Gain on extinguishment of debt	(581)	—
Gain on early payoff of real estate loan receivable, net	(359)	—
Deferred rent	(1,215)	(63)
Amortization of above- and below-market leases, net	772	298
Amortization of deferred financing costs	223	—
Interest accretion on real estate securities	775	—
Write-off of closing costs related to foreclosed assets	—	696
Changes in assets and liabilities:
Rents and other receivables	(36)	(76)
Prepaid expenses and other assets	(2,092)	231
Accounts payable and accrued liabilities	1,725	324
Due to affiliates	(13)	(378)
Security deposits and other liabilities	568	247
Net cash used in operating activities	(1,773)	(1,328)
Cash Flows from Investing Activities:
Acquisitions of real estate	(95,545)	(7,552)
Improvements to real estate	(4,033)	(462)
Proceeds from sales of real estate, net	1,843	—
Investments in real estate loans receivable	(78,360)	(20,120)
Proceeds from early payoff of real estate loan receivable	7,932	—
Principal repayments on real estate loans receivable	—	438
Principal repayments on real estate securities	33,892	—
Investment in unconsolidated joint venture	(8,000)	—
Distribution of capital from unconsolidated joint venture	74	—
Net cash used in investing activities	(142,197)	(27,696)
Cash Flows from Financing Activities:
Proceeds from notes payable	2,051	3,477
Payments on notes payable	(2,896)	—
Payments on repurchase agreements	(30,201)	—
Proceeds from issuance of common stock	177,037	97,069
Payments to redeem common stock	(542)	(40)
Payments of commissions on stock sales and related dealer manager fees	(16,030)	(8,493)
Payments of other offering costs	(2,498)	(2,608)
Distributions paid	(4,341)	—
Noncontrolling interests contributions	1,220	1,461
Distribution to noncontrolling interest	(24)	—
Net cash provided by financing activities	123,776	90,866
Net (decrease) increase in cash and cash equivalents	(20,194)	61,842
Cash and cash equivalents, beginning of period	86,379	23,642
Cash and cash equivalents, end of period	$66,185	$85,484
Supplemental Disclosure of Cash Flow Information:
Interest paid	$1,866	$28
Supplemental Disclosure of Noncash Transactions:
Investments in real estate through foreclosure	$—	$32,213
Liabilities assumed on foreclosed real estate	$—	$200
Increase in loan origination fees payable	$123	$—
Increase in other offering costs payable	$22	$—
Increase in lease incentive payable	$210
Increase in capital expenses payable	$918	$370
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$8,544	$—
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(unaudited)

1.	ORGANIZATION
KBS Strategic Opportunity REIT, Inc. (the “Company”) was formed on October 8, 2008 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. The Company conducts its business primarily through KBS Strategic Opportunity Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on October 8, 2012 (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. The Advisor owns 20,000 shares of the Company’s common stock.
The Company expects to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Such investments have included, and are expected to continue to include, non-performing loans (which have resulted in, and may continue to result in, the acquisition of the underlying property securing the loan through foreclosure or similar processes), non-stabilized or undeveloped properties, commercial mortgage backed securities (“CMBS”) and other opportunistic real estate-related assets. The Company may also invest in entities that make similar investments. As of September 30, 2012, the Company owned six office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property, 1,375 acres of undeveloped land, four investments in CMBS, two first mortgage loans and one investment in an unconsolidated joint venture.
On January 8, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the “Offering”), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on November 20, 2009 and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on August 9, 2011 (the “Dealer Manager Agreement”). The Company will cease offering shares of common stock in its primary offering on November 14, 2012, but will continue to offer shares of common stock under its dividend reinvestment plan after November 14, 2012. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, as described above.
As of September 30, 2012, the Company had sold 40,666,009 shares of common stock in the Offering for gross offering proceeds of $403.1 million, including 1,329,513 shares of common stock sold under the dividend reinvestment plan for gross offering proceeds of $12.6 million. Also, as of September 30, 2012, the Company had redeemed 61,828 shares sold in the Offering for $0.6 million. Additionally, on December 29, 2011, the Company issued 220,994 shares of common stock for $2.0 million in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2011, except for the presentation of other comprehensive income (loss) and the addition of an accounting policy related to investments in unconsolidated joint ventures.  In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”).  ASU No. 2011-05 requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The Company elected to present comprehensive income in two separate but consecutive statements as part of its consolidated financial statements.  For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the FASB ASC and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries, and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Reclassifications
Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of the prior period.
Segments
The Company has invested in non-performing loans, opportunistic real estate and other real estate-related assets and classified its operations by investment type: real estate-related and real estate. In general, the Company intends to hold its investments in non-performing loans, opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of non-performing loans, opportunistic real estate and other real estate-related assets may not be meaningful as these investments are non-stabilized and do not provide a consistent stream of interest income or rental revenue.  As a result, the Company’s management views non-performing loans, opportunistic real estate and other real estate‑related assets as similar investments. Substantially all of the Company’s revenue and net income (loss) is from non‑performing loans, opportunistic real estate and other real estate-related assets, and therefore, the Company currently operates in one reportable business segment.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Investment in Unconsolidated Joint Venture
The Company accounts for unconsolidated joint venture entities in which the Company does not have the ability to exercise significant influence and has virtually no influence over partnership operating and financial policies under the cost method of accounting.  Under the cost method, income distributions from the partnership are recognized in other income.  Distributions that exceed the Company’s share of earnings are applied to reduce the carrying value of the Company’s investment and any capital contributions will increase the carrying value of the Company’s investment.  On a quarterly basis, the Company evaluates its investment in unconsolidated joint venture for other-than-temporary impairments.  The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that would indicate a significant adverse effect on the fair value of the investment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and nine months ended September 30, 2012 and 2011.
Recently Issued Accounting Standards Updates
In December 2011, the FASB issued ASU No. 2011-10, Property, Plant and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2011-10”).  ASU No. 2011-10 clarifies when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of a default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance for Real Estate Sale (Subtopic 360-20).  For public companies, the provisions of ASU No. 2011-10 are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012.  The adoption of ASU No. 2011-10 did not have a material impact on the Company’s consolidated financial statements.
In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements (“ASU No. 2011-03”).  ASU No. 2011-03 modifies the criteria for determining when repurchase agreements would be accounted for as a secured borrowing rather than as a sale. ASU No. 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011.  As the Company accounts for all of its repurchase agreements as secured borrowings, the adoption of ASU No. 2011-03 did not have a material impact on the Company’s consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

3.	RECENT ACQUISITIONS OF REAL ESTATE
During the nine months ended September 30, 2012, the Company acquired the following properties (in thousands):

						Intangibles
Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities	Total Purchase Price
Bellevue Technology Center	Bellevue	WA	07/31/2012	$25,506	$47,545	$4,866	$658	$—	$78,575
Powers Ferry Landing East	Atlanta	GA	09/24/2012	4,261	10,713	1,593	409	(6)	16,970
				$29,767	$58,258	$6,459	$1,067	$(6)	$95,545
The intangible assets and liabilities acquired in connection with these acquisitions have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Bellevue Technology Center	5.9	3.5	—
Powers Ferry Landing East	2.2	1.5	2.6
The Company recorded each real estate acquisition as a business combination and expensed $1.3 million of acquisition costs. For the three and nine months ended September 30, 2012, the Company recognized $1.1 million of total revenues and $1.4 million of operating expenses from these properties.

4.	REAL ESTATE
As of September 30, 2012, the Company owned six office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land and one industrial/flex property, encompassing, in the aggregate, approximately 2.1 million rentable square feet. As of September 30, 2012, these properties were 45% occupied. In addition, the Company owned 1,375 acres of undeveloped land. The following table summarizes the Company’s real estate investments as of September 30, 2012 and December 31, 2011, respectively (in thousands):

	September 30, 2012	December 31, 2011
Land	$73,073	$43,126
Buildings and improvements	119,869	58,974
Tenant origination and absorption costs	12,972	8,235
Total real estate, cost	205,914	110,335
Accumulated depreciation and amortization	(6,176)	(2,583)
Total real estate, net	$199,738	$107,752

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

The following table provides summary information regarding the properties owned by the Company as of September 30, 2012 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Village Overlook Buildings	08/02/2010	Stockbridge	GA	Office	$440	$1,309	$23	$1,772	$(158)	$1,614	100.0%
Academy Point Atrium I	11/03/2010	Colorado Springs	CO	Office	1,650	2,943	—	4,593	(169)	4,424	100.0%
Northridge Center I & II	03/25/2011	Atlanta	GA	Office	2,234	4,391	243	6,868	(491)	6,377	100.0%
Iron Point Business Park	06/21/2011	Folsom	CA	Office	2,671	16,295	847	19,813	(1,452)	18,361	100.0%
Roseville Commerce Center (1)	06/27/2011	Roseville	CA	Industrial/Flex	1,147	2,413	390	3,950	(219)	3,731	100.0%
1635 N. Cahuenga Building	08/03/2011	Los Angeles	CA	Office	3,112	4,305	374	7,791	(376)	7,415	70.0%
Richardson Portfolio:
Palisades Central I	11/23/2011	Richardson	TX	Office	1,037	7,189	1,495	9,721	(776)	8,945	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	15,264	2,162	18,236	(1,219)	17,017	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	1,475	—	2,036	(35)	2,001	90.0%
Greenway II	11/23/2011	Richardson	TX	Office	854	2,451	—	3,305	(53)	3,252	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,576	979	5,257	(427)	4,830	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	5,620	—	—	5,620	—	5,620	90.0%
Total Richardson Portfolio					9,584	29,955	4,636	44,175	(2,510)	41,665
Park Highlands	12/30/2011	North Las Vegas	NV	Undeveloped Land	22,468	—	—	22,468	—	22,468	50.1%
Bellevue Technology Center	07/31/2012	Bellevue	WA	Office	25,506	47,545	4,866	77,917	(691)	77,226	100%
Powers Ferry Landing East	09/24/2012	Atlanta	GA	Office	4,261	10,713	1,593	16,567	(110)	16,457	100%
					$73,073	$119,869	$12,972	$205,914	$(6,176)	$199,738
_____________________
(1) See “– Sale of 10564 Industrial Building and Partially Improved Land” below.
Operating Leases
Certain of the Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2012, the leases, excluding options to extend, had remaining terms of up to 9.8 years with a weighted-average remaining term of 3.6 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions or foreclosures related to tenant leases are included in security deposits and other liabilities in the accompanying consolidated balance sheets and totaled $0.7 million and $0.5 million as of September 30, 2012 and December 31, 2011, respectively.
During the nine months ended September 30, 2012 and 2011, the Company recognized deferred rent from tenants of $1.2 million and $0.1 million, respectively, net of lease incentive amortization. As of September 30, 2012 and December 31, 2011, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $1.7 million and $0.2 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

As of September 30, 2012, the future minimum rental income from the Company’s properties under non-cancelable operating leases was as follows (in thousands):

October 1, 2012 through December 31, 2012	$3,948
2,013	15,489
2,014	13,571
2,015	11,886
2,016	10,568
Thereafter	19,311
$74,773
As of September 30, 2012, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Finance and Insurance	22	$4,769	26.0%
Management Consulting	24	3,517	19.1%
Computer System Design & Programming	11	2,264	12.3%
		$10,550	57.4%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of September 30, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.
Geographic Concentration Risk
As of September 30, 2012, the Company’s real estate investments in Washington and Texas represented 20.4% and 11.0% of the Company’s total assets, respectively.  As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Washington and Texas real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.
Sale of the 10564 Industrial Avenue Building and Partially Improved Land
On September 10, 2010, the Company, through an indirect wholly owned subsidiary, purchased three separate non‑performing first mortgage loans (collectively, the “Roseville Commerce Center Mortgage Portfolio”) at a discounted purchase price of $5.9 million plus closing costs. The Roseville Commerce Center Mortgage Portfolio was secured by five industrial flex buildings with each building containing approximately 22,500 rentable square feet and four parcels of partially improved land encompassing 6.0 acres.  The properties are located at 10556-10612 Industrial Avenue in Roseville, California.  On June 27, 2011, the Company foreclosed on the properties securing the Roseville Commerce Center Mortgage Portfolio, and thereby obtained ownership of them.
In December 2011, the Company received an unsolicited offer to purchase one of the industrial flex buildings located at 10564 Industrial Avenue in Roseville, California and on January 31, 2012, upon receiving approval from the Company’s board of directors, the Company sold this building that had a net book value of $0.6 million for $1.3 million.  The purchaser is not affiliated with the Company or the Advisor.  As a result of the sale of the property, the Company recognized a gain on sale of $0.5 million. The building sold had no significant revenue or expenses for the three and nine months ended September 30, 2012 and 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

In February 2012, the Company received an unsolicited offer to purchase the four parcels of partially improved land encompassing 6.0 acres and, on May 24, 2012, the Company sold the four parcels of land with a net book value of $0.7 million for $0.8 million resulting in a gain on sale of $0.1 million.  The purchaser is not affiliated with the Company or the Advisor.  The four parcels of partially improved land sold had no significant revenue or expenses for the three and nine months ended September 30, 2012 and 2011.

4.	REAL ESTATE
As of September 30, 2012, the Company owned six office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land and one industrial/flex property, encompassing, in the aggregate, approximately 2.1 million rentable square feet. As of September 30, 2012, these properties were 45% occupied. In addition, the Company owned 1,375 acres of undeveloped land. The following table summarizes the Company’s real estate investments as of September 30, 2012 and December 31, 2011, respectively (in thousands):

	September 30, 2012	December 31, 2011
Land	$73,073	$43,126
Buildings and improvements	119,869	58,974
Tenant origination and absorption costs	12,972	8,235
Total real estate, cost	205,914	110,335
Accumulated depreciation and amortization	(6,176)	(2,583)
Total real estate, net	$199,738	$107,752
The following table provides summary information regarding the properties owned by the Company as of September 30, 2012 (in thousands):

Property	Date Acquired or Foreclosed on	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Village Overlook Buildings	08/02/2010	Stockbridge	GA	Office	$440	$1,309	$23	$1,772	$(158)	$1,614	100.0%
Academy Point Atrium I	11/03/2010	Colorado Springs	CO	Office	1,650	2,943	—	4,593	(169)	4,424	100.0%
Northridge Center I & II	03/25/2011	Atlanta	GA	Office	2,234	4,391	243	6,868	(491)	6,377	100.0%
Iron Point Business Park	06/21/2011	Folsom	CA	Office	2,671	16,295	847	19,813	(1,452)	18,361	100.0%
Roseville Commerce Center (1)	06/27/2011	Roseville	CA	Industrial/Flex	1,147	2,413	390	3,950	(219)	3,731	100.0%
1635 N. Cahuenga Building	08/03/2011	Los Angeles	CA	Office	3,112	4,305	374	7,791	(376)	7,415	70.0%
Richardson Portfolio:
Palisades Central I	11/23/2011	Richardson	TX	Office	1,037	7,189	1,495	9,721	(776)	8,945	90.0%
Palisades Central II	11/23/2011	Richardson	TX	Office	810	15,264	2,162	18,236	(1,219)	17,017	90.0%
Greenway I	11/23/2011	Richardson	TX	Office	561	1,475	—	2,036	(35)	2,001	90.0%
Greenway II	11/23/2011	Richardson	TX	Office	854	2,451	—	3,305	(53)	3,252	90.0%
Greenway III	11/23/2011	Richardson	TX	Office	702	3,576	979	5,257	(427)	4,830	90.0%
Undeveloped Land	11/23/2011	Richardson	TX	Undeveloped Land	5,620	—	—	5,620	—	5,620	90.0%
Total Richardson Portfolio					9,584	29,955	4,636	44,175	(2,510)	41,665
Park Highlands	12/30/2011	North Las Vegas	NV	Undeveloped Land	22,468	—	—	22,468	—	22,468	50.1%
Bellevue Technology Center	07/31/2012	Bellevue	WA	Office	25,506	47,545	4,866	77,917	(691)	77,226	100%
Powers Ferry Landing East	09/24/2012	Atlanta	GA	Office	4,261	10,713	1,593	16,567	(110)	16,457	100%
					$73,073	$119,869	$12,972	$205,914	$(6,176)	$199,738
_____________________
(1) See “– Sale of 10564 Industrial Building and Partially Improved Land” below.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Operating Leases
Certain of the Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2012, the leases, excluding options to extend, had remaining terms of up to 9.8 years with a weighted-average remaining term of 3.6 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions or foreclosures related to tenant leases are included in security deposits and other liabilities in the accompanying consolidated balance sheets and totaled $0.7 million and $0.5 million as of September 30, 2012 and December 31, 2011, respectively.
During the nine months ended September 30, 2012 and 2011, the Company recognized deferred rent from tenants of $1.2 million and $0.1 million, respectively, net of lease incentive amortization. As of September 30, 2012 and December 31, 2011, the cumulative deferred rent receivable balance, including unamortized lease incentive receivables, was $1.7 million and $0.2 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.
As of September 30, 2012, the future minimum rental income from the Company’s properties under non-cancelable operating leases was as follows (in thousands):

October 1, 2012 through December 31, 2012	$3,948
2,013	15,489
2,014	13,571
2,015	11,886
2,016	10,568
Thereafter	19,311
$74,773
As of September 30, 2012, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Finance and Insurance	22	$4,769	26.0%
Management Consulting	24	3,517	19.1%
Computer System Design & Programming	11	2,264	12.3%
		$10,550	57.4%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of September 30, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Geographic Concentration Risk
As of September 30, 2012, the Company’s real estate investments in Washington and Texas represented 20.4% and 11.0% of the Company’s total assets, respectively.  As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Washington and Texas real estate markets.  Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.
Sale of the 10564 Industrial Avenue Building and Partially Improved Land
On September 10, 2010, the Company, through an indirect wholly owned subsidiary, purchased three separate non‑performing first mortgage loans (collectively, the “Roseville Commerce Center Mortgage Portfolio”) at a discounted purchase price of $5.9 million plus closing costs. The Roseville Commerce Center Mortgage Portfolio was secured by five industrial flex buildings with each building containing approximately 22,500 rentable square feet and four parcels of partially improved land encompassing 6.0 acres.  The properties are located at 10556-10612 Industrial Avenue in Roseville, California.  On June 27, 2011, the Company foreclosed on the properties securing the Roseville Commerce Center Mortgage Portfolio, and thereby obtained ownership of them.
In December 2011, the Company received an unsolicited offer to purchase one of the industrial flex buildings located at 10564 Industrial Avenue in Roseville, California and on January 31, 2012, upon receiving approval from the Company’s board of directors, the Company sold this building that had a net book value of $0.6 million for $1.3 million.  The purchaser is not affiliated with the Company or the Advisor.  As a result of the sale of the property, the Company recognized a gain on sale of $0.5 million. The building sold had no significant revenue or expenses for the three and nine months ended September 30, 2012 and 2011.
In February 2012, the Company received an unsolicited offer to purchase the four parcels of partially improved land encompassing 6.0 acres and, on May 24, 2012, the Company sold the four parcels of land with a net book value of $0.7 million for $0.8 million resulting in a gain on sale of $0.1 million.  The purchaser is not affiliated with the Company or the Advisor.  The four parcels of partially improved land sold had no significant revenue or expenses for the three and nine months ended September 30, 2012 and 2011.

5.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW‑MARKET LEASE LIABILITIES
As of September 30, 2012 and December 31, 2011, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Cost	$12,972	$8,235	$3,953	$3,298	$(339)	$(471)
Accumulated Amortization	(2,530)	(1,344)	(993)	(452)	77	34
Net Amount	$10,442	$6,891	$2,960	$2,846	$(262)	$(437)

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three and nine months ended September 30, 2012 and 2011 are as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended September 30,		For the Three Months Ended September 30,		For the Three Months Ended September 30,
	2012	2011	2012	2011	2012	2011
Amortization	$(1,278)	$(498)	$(325)	$(195)	$112	$8

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011	2012	2011
Amortization	$(2,909)	$(1,005)	$(953)	$(308)	$181	$10

6.	REAL ESTATE LOANS RECEIVABLE
As of September 30, 2012, the Company, through wholly owned subsidiaries, had invested in two real estate loans receivable as set forth below (in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance (1)	Book Value (2)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date
1180 Raymond First Mortgage
Newark, New Jersey	03/14/2012	Multifamily	Non-Performing Mortgage (4)	$55,583	$35,666	(4)	(4)	06/01/2018	(4)
Ponte Palmero First Mortgage
Cameron Park, California	09/13/2012	Retirement Community	Mortgage	35,865	35,368	One-Month LIBOR + 10.00% (5)	13.2%	10/01/2015
				$91,448	$71,034
_____________________
(1) Outstanding principal balance as of September 30, 2012 represents original principal balance outstanding under the loan, increased for any subsequent fundings, including interest income deferred until maturity.
(2) Book value of the real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees and direct origination and acquisition costs.
(3) Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2012, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rates and contractual interest rates presented are as of September 30, 2012.
(4) Upon acquisition, the Company did not expect the non-performing mortgage to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of the note or the repayment of the loan upon its maturity date. Accordingly, the Company did not record any interest income relating to this loan during the three months and nine months ended September 30, 2012 and the Company placed the loan on non-accrual status.
(5) As of September 30, 2012, the Ponte Palmero First Mortgage bears interest at a floating rate of 1,000 basis points over one-month LIBOR, but at no point shall the interest rate be less than 11.0%. See “— Recent Transactions - Origination of Ponte Palmero First Mortgage.”

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

The following summarizes the activity related to the real estate loans receivable for the nine months ended September 30, 2012 (in thousands):

Face value of real estate loans receivable acquired and originated	$107,083
Discount on purchase price of real estate loans receivable acquired	(28,933)
Closing costs and origination fees on purchase and origination of real estate loans receivable	305
Early payoff of Primera Court First Mortgage	(7,545)
Deferred interest receivable and interest accretion	115
Accretion of closing costs and origination fees on real estate loans receivable, net	9
Real estate loans receivable - September 30, 2012	$71,034
For the three and nine months ended September 30, 2012 and 2011, interest income from real estate loans receivable consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Contractual interest income	$196	$32	$196	$311
Interest accretion	26	—	26	—
Accretion of closing costs and origination fees, net	9	—	9	—
Interest income from real estate loans receivable	$231	$32	$231	$311
During the three and nine months ended September 30, 2012, the Company recognized $231,000 of interest income from its investment in the Ponte Palmero First Mortgage Loan, including $89,000 of interest income that is deferred until maturity.  See “─ Recent Transactions - Origination of Ponte Palmero First Mortgage.”
Recent Transactions
Investment in 1180 Raymond First Mortgage
On March 14, 2012, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a non‑performing first mortgage loan (the “1180 Raymond First Mortgage”) for $35.0 million plus closing costs.  The Company acquired the loan from US Bank National Association, which is not affiliated with the Company or the Advisor.  The borrower under the 1180 Raymond First Mortgage is 1180 Astro Urban Renewal Investors, LLC, which is not affiliated with the Company or the Advisor. The 1180 Raymond First Mortgage is secured by a multifamily tower containing 317 apartment units located in Newark, New Jersey.
Investment in Primera Court First Mortgage
On July 2, 2012, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the “Primera Court First Mortgage”) for $8.0 million plus closing costs. The Company acquired the loan from U.S. Bank, National Association, as Trustee for the Beneficial Owner of the RFC CDO 2007-1 Grantor Trust, Series A (the “Seller”), which is not affiliated with the Company or the Advisor. The borrowers under the Primera Court First Mortgage are Interchange-Primera I, LLC, Interchange-Primera II, LLC and Interchange-Rouse, LLC (the “Primera Court Borrowers”), which are not affiliated with the Company or the Advisor.
Prior to the Company’s acquisition of the Primera Court First Mortgage, the Borrowers entered into a discounted payoff agreement with the Seller for $8.4 million, which agreement the Company assumed at closing. The Primera Court Borrowers made non-refundable deposits totaling $0.6 million in connection with the discounted payoff agreement, which were credited against the $8.0 million purchase price of the Primera Court First Mortgage. The remaining balance due under the discounted payoff agreement of $7.8 million was paid on August 8, 2012.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Origination of Ponte Palmero First Mortgage
On September 13, 2012, the Company, through an indirect wholly owned subsidiary, originated and funded a first mortgage loan of $35.8 million (the “Ponte Palmero First Mortgage Loan”). The borrower is not affiliated with the Company or the Advisor. The loan is secured by a Class A continuing care retirement community containing 239 units located in Cameron Park, California.
The maturity date of the Ponte Palmero First Mortgage Loan is October 1, 2015, and the loan bears interest as follows: a floating rate of 1,000 basis points over one-month LIBOR during the first 12 months of the term of the loan, but at no point shall the interest rate be less than 11.0%; a floating rate of 1,200 basis points over one-month LIBOR during the 13th through 24th month of the term of the loan, but at no point shall the interest rate be less than 13.0%; a floating rate of 1,700 basis points over one-month LIBOR, during the 25th through 36th month of the term of the loan, but at no point shall the interest rate be less than 18.0%. A portion of the accrued interest shall be paid on a monthly basis in an amount determined by the Base Interest Rate (as defined below) with the remaining portion deferred until the earlier of the actual maturity or the time of any voluntary prepayment of the loan (the “Deferred Interest”). The Base Interest Rate is calculated at a rate of 500 basis points over one‑month LIBOR, but at no point shall the Base Interest Rate be less than 6.0%. The outstanding principal balance, accrued interest and the Deferred Interest, which shall accrue monthly but may not be compounded, are due at maturity. The borrower may prepay the loan in whole (but not in part) no earlier than the sooner of (i) 15 months from closing or (ii) 12 months after the sale of the loan if the Company decides to sell the loan or any portion of the loan to an unrelated third party. In order to prepay the loan, the Borrower must pay an exit fee of $4.0 million and provide 30 days prior written notice.

7.	REAL ESTATE SECURITIES
As of September 30, 2012, the Company had invested in CMBS as follows (dollars in thousands):

Description	Credit Rating	Scheduled Maturity	Coupon Rate	Face Amount	Amortized Cost Basis	Unrealized Gains (Losses)	Fair Value
CMBS	AAA	06/10/2044	5.14%	$1,947	$1,950	$(3)	$1,947
CMBS	AAA	05/10/2043	4.54%	4,217	4,257	29	4,286
CMBS	AAA	08/15/2038	5.10%	2,782	2,805	(9)	2,796
CMBS	AAA	12/15/2043	5.33%	14,766	14,969	215	15,184
				$23,712	$23,981	$232	$24,213
As of September 30, 2012, the Company determined the fair value of the fixed rate CMBS to be $24.2 million, resulting in unrealized gains of $0.3 million for the nine months ended September 30, 2012. During the nine months ended September 30, 2012, the Company did not recognize any other-than-temporary impairments on its real estate securities. It is difficult to predict the timing or magnitude of other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, losses and changes in interest rates. As a result, actual realized losses could materially differ from these estimates.
The following summarizes the activity related to real estate securities for the nine months ended September 30, 2012 (in thousands):

	Amortized Cost Basis	Unrealized Gain (Loss)	Total
Real estate securities - December 31, 2011	$58,648	$(46)	$58,602
Principal repayments received on real estate securities	(33,892)	—	(33,892)
Unrealized gains	—	278	278
Amortization of premium on securities	(775)	—	(775)
Real estate securities - September 30, 2012	$23,981	$232	$24,213

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

8.	NOTES PAYABLE AND REPURCHASE AGREEMENTS
As of September 30, 2012 and December 31, 2011, the Company’s notes payable and repurchase agreements consisted of the following (dollars in thousands):

	Principal as of September 30, 2012	Principal as of December 31, 2011	Contractual Interest Rate as of September 30, 2012 (1)	Effective Interest Rate at September 30, 2012 (1)	Payment Type	Maturity Date (2)
Richardson Portfolio Mortgage Loan (3)	$31,576	$29,525	(3)	6.25%	Interest Only	11/30/2015
Repurchase Agreements on Real Estate Securities (4)	—	30,201	(4)	(4)	(4)	(4)
1635 N. Cahuenga Mortgage Loan	—	3,477	(5)	(5)	(5)	(5)
Total Notes Payable and Repurchase Agreements	$31,576	$63,203
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of September 30, 2012. Effective interest rate is calculated as the actual interest rate in effect as of September 30, 2012 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at September 30, 2012, where applicable.
(2) Represents the initial maturity date or the maturity date as extended as of September 30, 2012; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.
(3) On November 23, 2011, the Richardson Joint Venture entered into a four-year mortgage loan for borrowings up to $46.1 million. At closing, $29.5 million (the “Initial Funding”) had been disbursed to the Richardson Joint Venture and $16.6 million (the “Holdback”) remained available for future disbursements, subject to certain conditions set forth in the loan agreement. As of September 30, 2012, $31.6 million had been disbursed to the Richardson Joint Venture and $14.5 million of the Holdback remains available for future disbursements, subject to certain conditions set forth in the loan agreement. Interest on the Initial Funding is calculated at a fixed rate of 6.25% during the initial term of the loan. Interest on the Holdback is calculated at a variable annual rate of 400 basis points over three-month LIBOR, but at no point shall the interest rate be less than 6.25%.
(4) On July 11, 2012, the Company repaid in full the remaining principal balance and accrued interest due under the repurchase agreements.
(5) See “Discounted Payoff of 1635 N. Cahuenga Mortgage Loan” below.
During the three and nine months ended September 30, 2012, the Company incurred $0.6 million and $1.9 million of interest expense, respectively. Included in interest expense for the three and nine months ended September 30, 2012, was $0.1 million and $0.2 million of amortization of deferred financing costs, respectively. As of September 30, 2012 and December 31, 2011 the Company’s deferred financing costs were $0.9 million and $1.1 million, respectively, net of amortization. As of September 30, 2012 and December 31, 2011, the Company’s interest payable was $1,000 and $0.2 million, respectively.
Discounted Payoff of 1635 N. Cahuenga Mortgage Loan
On March 23, 2012, the joint venture that owns the 1635 N. Cahuenga Building (the “1635 N. Cahuenga Joint Venture”) entered into a discounted payoff agreement with the lender under the 1635 N. Cahuenga Mortgage Loan (the “1635 N. Cahuenga Lender”). On March 29, 2012, the 1635 N. Cahuenga Lender released the 1635 N. Cahuenga Joint Venture from the outstanding principal balance of $3.5 million under the 1635 N. Cahuenga Mortgage Loan at a discounted amount of $2.9 million. As a result, the Company recorded a gain on extinguishment of debt of $0.6 million (including amounts for a noncontrolling interest of $0.2 million). The Company contributed an additional $2.9 million (including amounts for a noncontrolling interest of $0.9 million) to the 1635 N. Cahuenga Joint Venture in connection with the discounted payoff.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

9.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances     approximate their fair values due to the short maturities of these items.
Real estate loans receivable: The Company’s real estate loans receivable are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable are estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Real estate securities: These investments are classified as available-for-sale and are presented at fair value.  The Company obtained the fair value of its CMBS investments, which are not traded in active markets, from its investment custodian which uses quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets.  Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement dates benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.  The Company validates the fair values provided by its investment custodian by comparing the fair values against quoted market prices provided by various pricing services.  The Company classifies these inputs as Level 2 inputs.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Notes payable and repurchase agreements: The fair value of the Company’s notes payable and repurchase agreements is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the carrying amounts and fair values of the Company’s financial instruments as of September 30, 2012 and December 31, 2011, which carrying amounts do not approximate the fair values (in thousands):

	September 30, 2012			December 31, 2011
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial asset:
Real estate loans receivable	$91,448	$71,034	$70,750	$—	$—	$—
Financial liabilities:
Notes payable and repurchase agreements	$31,576	$31,576	$33,242	$63,203	$63,203	$63,219
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
During the nine months ended September 30, 2012, the Company measured the following assets at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
CMBS	$24,213	$—	$24,213	$—

10.	RELATED PARTY TRANSACTIONS
The Advisory Agreement and the Dealer Manager Agreement entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate‑related investments, and the disposition of real estate and real estate-related investments (including the discounted payoff of non-performing loans) among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Company has also entered into a fee reimbursement agreement (the “AIP Reimbursement Agreement”) with the Dealer Manager pursuant under to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the nine months ended September 30, 2012 and 2011, no transactions occurred between the Company and these other KBS-sponsored programs, except that on May 18, 2012, the Company entered into a joint venture in which KBS Real Estate Investment Trust, Inc. owns a participation interest, as described in Note 11.  However, this transaction is not a related party transaction.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and nine months ended September 30, 2012 and 2011, respectively, and any related amounts payable as of September 30, 2012 and December 31, 2011 (in thousands):

	Incurred				Payable as of
	Three Months Ended September 30,		Nine Months Ended September 30,		September 30,	December 31,
	2012	2011	2012	2011	2012	2011
Expensed
Asset management fees	$460	$80	$1,099	$193	$—	$17
Real estate acquisition fee	960	52	1,040	52	—	—
Reimbursable operating expenses (1)	34	15	70	38	4	—
Disposition fees	—	—	21	—	—	—

Additional Paid-in Capital
Selling commissions	4,843	2,183	10,717	5,581	—	—
Dealer manager fees	2,420	1,097	5,313	2,912	—	—
Reimbursable other offering costs	404	978	1,210	2,015	—	14

Capitalized
Acquisition and origination fees on real estate loans receivable	438	—	790	199	—	—
	$9,559	$4,405	$20,260	$10,990	$4	$31
_____________________
(1) The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $34,000 and $15,000 for the three months ended September 30, 2012 and 2011, respectively, and $70,000 and $38,000 for the nine months ended September 30, 2012 and 2011, respectively, and were the only employee costs reimbursed under the Advisory Agreement during these periods. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.

11.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE
Investment in National Industrial Portfolio Joint Venture
On May 18, 2012, the Company, through an indirect wholly owned subsidiary, entered into a joint venture (the “Joint Venture”) with OCM NIP JV Holdings, L.P. and HC KBS NIP JV, LLC (“HC-KBS”). The Joint Venture owns 23 industrial properties and a master lease with respect to another industrial property encompassing 11.4 million square feet. The Company made an initial capital contribution of $8.0 million and holds a 4.7% ownership interest in the Joint Venture as of September 30, 2012. The Company does not exercise any significant influence over the Joint Venture’s operations, financial policies or decision making. Accordingly, the Company has accounted for its investment in the Joint Venture under the cost method of accounting. Income, losses and distributions from the Joint Venture are generally allocated among the members based on their respective equity interests.
KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), an affiliate of the Advisor, is a member of HC-KBS and has a participation interest in certain future potential profits generated by the Joint Venture.  However, KBS REIT I does not have any equity interest in the Joint Venture. None of the other joint venture partners are affiliated with the Company or the Advisor.
As of September 30, 2012, the book value of the Company’s investment in the Joint Venture was $7.9 million. During the three and nine months ended September 30, 2012, the Company recognized $0.1 million of income distributions and $0.1 million of return of capital from the Joint Venture.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

12.	PRO FORMA FINANCIAL INFORMATION
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the three and nine months ended September 30, 2012 and 2011. The Company acquired one office property and an office campus consisting of nine office buildings during the nine months ended September 30, 2012, which were accounted for as business combinations. The following unaudited pro forma information for the three and nine months ended September 30, 2012 and 2011 has been prepared to give effect to the acquisitions of the Bellevue Technology Center and Powers Ferry Landing East as if the acquisitions had occurred on January 1, 2011. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2012	2011	2012
Revenues	$3,466	$5,803	$8,965	$16,821
Depreciation and amortization	$1,709	$3,377	$4,075	$8,490
Net loss	$(1,976)	$(2,446)	$(4,412)	$(6,406)
Net loss per common share, basic and diluted	$(0.08)	$(0.06)	$(0.22)	$(0.16)
Weighted-average number of common shares outstanding, basic and diluted	23,961,409	40,845,175	20,091,777	39,233,101
The unaudited pro forma information for the three and nine months ended September 30, 2012 was adjusted to exclude $1.3 million of acquisition costs incurred in 2012 in connection with the acquisitions of the above properties.

13.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issuance; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of September 30, 2012. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS STRATEGIC OPPORTUNITY REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
September 30, 2012
(unaudited)

14.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Offering on November 20, 2009. The Company will cease offering shares of common stock in its primary offering on November 14, 2012, but will continue to complete subscription processing procedures until November 20, 2012, as set forth in the prospectus for the Offering. As of November 2, 2012, the Company had sold 51,032,942 shares of common stock in the Offering for gross offering proceeds of $506.0 million, including 1,329,513 shares of common stock under the Company’s dividend reinvestment plan for gross offering proceeds of $12.6 million. Also as of November 2, 2012, the Company had redeemed 65,699 of the shares sold in the Offering for $0.6 million.
Issuance of Common Stock
On October 23, 2012, the Company issued 55,249 shares of common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $9.05 per share. The Company issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933.